February 9, 2006


Mr. Daniel Ollech
Chief Executive Officer
B&D Food Corp.
575 Madison Avenue
New York, New York 10027-257



      Re:	B&D Food Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 8, 2005
		Form 8-K/A Filed July 22, 2005
		Form 10-QSB/A for the Fiscal Quarter Ended September 30,
2005
		Filed November 23, 2005
		Form 8-K Filed December 22, 2005
		File No. 0-21247


Dear Mr. Ollech:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 8-K/A filed July 22, 2005

General

1. Please amend your filing to include all Schedules and Exhibits that are referenced in your purchase agreement. If you believe that any of that information is appropriately characterized as confidential, you may submit these documents on a supplemental basis along with your explanation and request for confidentiality.

Financial Statements

Audit Opinion, page 1

2. We have read your response to prior comment two, concerning your recent change in auditor. Please tell us the reasons that you engaged a Canadian auditor, as opposed to a U.S. public accounting firm, or a Brazilian accounting firm that has previously demonstrated its knowledge and experience in applying U.S. GAAP, PCAOB Standards,
SEC financial reporting rules and SEC independence requirements to the staff of the Commission, to serve as your principal auditor. In this regard, we expect there to be a logical basis for the use of a non-US auditor by a domestic registrant.

Some of the factors the staff considers in evaluating the basis for a domestic registrant selecting a non-US auditor include the location of the majority of assets, revenues, and operations, where management and the accounting records are located, and where the majority of audit work is conducted. Since it does not appear that you have any significant activity within Canada, it is unclear why you have engaged a Canadian auditor to serve as your principal auditor. Although you indicate that a Canadian auditor was selected because the firm was a member of HLB International, we note that there are several U.S. accounting firms that are also members of the HLB International affiliation.

Given that the majority of audit work is conducted in Brazil by HLB
Audilink & Cia Auditors, we will need to understand how SLF concluded that they were able to serve as your principal auditor; we generally believe that the independent accounting firm serving in this role would have audited the majority of the assets and revenues of the entity. Please ask SLF to provide us with a letter that is responsive to this item.




Note D - Summary of Significant Accounting Policies

Revenue Recognition, page 8

3. We have read your response to prior comment three and do not believe you have complied with our comment. We understand that the amounts you report in the revenue line item "Income from Operations" for 2004 represent a recovery of bad debts, and for the 2003 comparative, income from coffee production. As such, please amend your filing to clarify that the revenue was generated from coffee production. If the bad debt recovery represents collection of a receivable generated from the coffee business, please clarify in your disclosure. If not, report this item on a separate line. Also replace the "Income from Operations" label with language that more closely corresponds to the underlying activity. This caption is generally understood to correspond to the net figure of revenues less operating expenses, and is therefore not appropriate for revenue activity alone.

Interim Financial Statements

4. We note that you have not complied with prior comments four and five, regarding the terms of your lease with Coimbra, covering factory, facilities, and a manufacturing area. As previously indicated, we believe that you should amend your filing to address the issues raised therein. Please submit draft amendments of your filing marked to show all changes and cross referenced by comment number. The changes that you intend to make, and the specific sections of the document you would replace, must be clearly identified. We reissue prior comments four and five.

Unaudited Pro Forma Condensed Combined Financial Statements, page
1

5. In response to prior comment seven, you explain that you do not believe the transaction with BDFC on July 8, 2005 should be accounted for as a reverse merger because both entities were under common control; and the controlling shareholder opted to encumber the company with a $10 million convertible loan, in addition to securing an additional 95 percent of the company`s shares. You explain that you relied upon the literature in EITF 90-5 and paragraphs D11 through D18 of SFAS 141 in accounting for the transaction.

However, we are unable to locate disclosure or accounting suggesting that you have given retroactive treatment to the transaction in preparing the financial statements included with your September 30,
2005 Form 10-QSB/A, as would be required to comply with the guidance that you cite in SFAS 141; or that you have utilized the historical cost basis of BDFC in the hands of the controlling shareholder, rather than the basis that is reflected in the financial statements of BDFC, as stipulated in EITF 90-5.

The guidance in EITF 90-5 would appear to be inconsequential, given that the registrant (comparable to Sub A in the consensus) would need to be a substantive operating enterprise immediately before the transaction. The guidance in SFAS 141 indicates that the receiving entity should report activity for the period in which the transaction occurs as if the transaction occurred at the beginning of that period
(similar to an as-if pooling approach). However, since the controlling shareholder acquired control of the registrant on April
29, 2005, this point would pose a limit in terms of retroactive presentation.

Under the circumstances you have described, we believe there has been a fundamental change in the reporting entity, whereas the activity of
BDFC prior to the transaction constitutes predecessor activity for which an ongoing reporting obligation is imposed. Accordingly, financial statements filed subsequent to the transaction should include combined results for the period from April 29, 2005 through
July 8, 2005, corresponding to the period beginning with the controlling shareholder obtained control of the registrant, through the date that BDFC was transferred to the registrant; and financial statements of BDFC on a stand alone basis for periods prior to this as a predecessor entity.

Because it is a transaction between entities under common control, there will be no step-up in basis, or adjustment to fair value. Therefore, any disclosure suggesting you have applied the purchase method of accounting should be removed. We believe that it will be necessary for you to revise the pro forma presentation in your Form
8-K/A and the accounting and disclosures in your subsequent Form
10-
QSB/A accordingly.

Form 10-QSB/A for the Periods Ended September 30, 2005

6. Please revise the accounting and disclosures in your interim report as necessary to comply with all applicable comments written on your other reports.

Form 8-K filed December 22, 2005

7. We note your disclosure explaining that you issued a convertible promissory note in the amount of $250,000 on December 20, 2005, having a conversion provision that would require the issuance of shares equal to the quotient obtained by dividing (i) the entire principal amount plus any accrued interest by (ii) ninety percent of the average closing price per share for your Common Stock as recorded on the OTC Bulletin Board for the ten trading days prior to conversion.

Please tell us how you intend to account for this conversion provision, beginning with your fourth quarter, and identify the specific accounting literature that you believe would support your intended methodology. It should be clear how you have analyzed the various features of this instrument under SFAS 133 and EITF 00-19.

Submit a schedule listing all outstanding instruments that may require you to issue shares upon conversion or exercise, and all arrangements that may require you to issue a variable number of common shares. Include details for each item, including the date of issue; dates upon which exercise or conversion may occur; exercise price or formula for determining the exercise price, as applicable;
circumstances under which you had entered into these arrangements; and the accounting that you have applied.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Daniel Ollech
B&D Food Corp.
February 9, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010